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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

COMPUDYNE CORPORATION

(Name of Issuer)

Common Stock, par value $0.75 per share

(Title of Class of Securities)

204795306

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☑ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 204795306

1.	Name of Reporting Person: Prescott Group Capital Management, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: State of Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 487,351

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 487,351

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 487,351

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 5.9%**

12.	Type of Reporting Person:* IA

   * See Instructions before filling out
** See Item 4(b)

13G
CUSIP No. 204795306

1.	Name of Reporting Person: Prescott Group Aggressive Small Cap, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: State of Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 487,351

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 487,351

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 487,351

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 5.9%**

12.	Type of Reporting Person:* PN

   * See Instructions before filling out
** See Item 4(b)

13G
CUSIP No. 204795306

1.	Name of Reporting Person: Prescott Group Aggressive Small Cap II, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: State of Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 487,351

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 487,351

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 487,351

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 5.9%**

12.	Type of Reporting Person:* PN

   * See Instructions before filling out
** See Item 4(b)

13G
CUSIP No. 204795306

1.	Name of Reporting Person: Phil Frohlich		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 497,351

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 497,351

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 497,351

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 6.1%**

12.	Type of Reporting Person:* IN

   * See Instructions before filling out
** See Item 4(b)

SCHEDULE 13G

     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II” and together with Prescott Small Cap, the “Small Cap Funds”), and Mr. Phil Frohlich the principal of Prescott Capital, relating to shares of common stock of CompuDyne Corporation, a Nevada corporation (the “Issuer”).

     This Schedule 13G relates to shares of common stock, $0.75 par value, (the “Common Stock”) of the Issuer purchased by the Small Cap Funds through the account of Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership (“Prescott Master Fund”), of which the Small Cap Funds are the general partners. Prescott Capital serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the 487,351 shares of Common Stock held by the Master Fund. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 487,351 shares of Common Stock held by Prescott Master Fund and 10,000 shares of Common Stock held by himself, individually.

Item 1(a)	Name of Issuer.

CompuDyne Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

7249 National Drive
Hanover, Maryland 21076

Item 2(a)	Name of Person Filing.

Prescott Group Capital Management, L.L.C. (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P. (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P. (“Prescott Small Cap II” and together with Prescott Small Cap, the “Small Cap Funds”), and Mr. Phil Frohlich.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

1924 South Utica, Suite 1120
Tulsa, Oklahoma 74104-6529

Item 2(c)	Citizenship or Place of Organization.

Prescott Capital is an Oklahoma limited liability company. Prescott Small Cap and Prescott Small Cap II are both Oklahoma limited partnerships. Mr. Phil Frohlich is the principal of Prescott Capital and is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.75 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

204795306

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.

(a) Prescott Capital and Mr. Phil Frohlich are the beneficial owners of 497,351 shares of Common Stock.

(b) Prescott Capital and Mr. Phil Frohlich are the beneficial owners of 6.1% of the outstanding shares of Common Stock. This percentage is determined by dividing 497,351 by 8,314,279, the number of shares of Common Stock issued and outstanding as of November 1, 2004, as reported in the Issuer’s quarterly report on Form 10-Q filed November 8, 2004.

(c) Prescott Capital, as the general partner of the Small Cap Funds, the general partners of Prescott Master Fund, may direct them to direct the vote and disposition of the 487,351 shares of Common Stock held by Prescott Master Fund. As the principal of Prescott Capital, Mr. Phil Frohlich may direct the vote and disposition of the 487,351 shares of Common Stock held by Prescott Master Fund and 10,000 shares of Common Stock held by himself, individually.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated February 11, 2005, between Prescott Capital, Prescott Small Cap, Prescott Small Cap II and Mr. Phil Frohlich.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 11, 2005

Prescott Group Capital Management, L.L.C.

By:	/s/ Phil Frohlich

PHIL FROHLICH, Managing Member

Prescott Group Aggressive Small Cap, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich

PHIL FROHLICH, Managing Member

Prescott Group Aggressive Small Cap II, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich

PHIL FROHLICH, Managing Member

/s/ Phil Frohlich

Phil Frohlich

EXHIBIT 1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.75 per share, of CompuDyne Corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

     This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 11, 2005.

Prescott Group Capital Management, L.L.C.

By:	/s/ Phil Frohlich

PHIL FROHLICH, Managing Member

Prescott Group Aggressive Small Cap, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich

PHIL FROHLICH, Managing Member

Prescott Group Aggressive Small Cap II, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich

PHIL FROHLICH, Managing Member

/s/ Phil Frohlich

Phil Frohlich